■ SIT INVESTMENT ASSOCIATES, INC. ■

INTERNATIONAL INVESTMENT OUTLOOK & STRATEGY

JULY 9, 2010

INVESTMENT OUTLOOK

We are maintaining our cautiously optimistic 2010 global GDP forecast of +3.0 percent, but are well aware the global economy appears to be slowing from its more robust pace in the first half of this year. For 2011, our global GDP growth estimate is +2.7 percent. The impact of nations' fiscal and monetary stimulus helped the global economy recover in 2009 and in the first of half of 2010, however, as fiscal stimulus measures are withdrawn and, in some countries, austerity measures are implemented, we expect a slower growth environment. Even though factories, globally, are increasing production and replenishing inventories, the world economy still faces risks from the effects of the global credit crunch, the withdrawal of extraordinary government supports, and restrained demand caused by high unemployment. We believe the debt crisis in Europe heightened these risks and has been a major factor in the current global growth slowdown. In the U.S., we anticipate +2.8 percent 2010 GDP growth. We believe growth will likely remain between +2.5 percent and +3.0 percent in 2011 as the economic improvement we are experiencing in the U.S. is impacted by the stimulus withdrawals, heightened unemployment levels, and tax increases. Last quarter we were hopeful 2010 European GDP growth would exceed our +1.5 percent estimate, however, we no longer believe that to be the case. We are now estimating euro area growth of +1.2 percent for 2010 and +1.0 percent in 2011 as austerity measures take hold. Some export-dominant countries, such as Germany, will hold up better as the weak euro should help drive stronger exports. While the UK is far from stable, we believe GDP will likely be stronger and are estimating growth of +1.5 percent for 2010 and 2011. In emerging Europe, our 2010 and 2011 GDP estimates should be at least +3.0 percent given stronger consumption trends. In Japan, our 2010 GDP forecast is now +2.0 percent as export growth in the first half of 2010 gave the economy a boost. In 2011, we anticipate modest slowing with growth of +1.0 percent, as a stronger yen will likely hurt the export-oriented companies, consumption will remain poor, and deflation takes hold. In Asia ex-Japan, we expect growth to remain strong at +8.0 percent in 2010, albeit slowing to +7.5 percent in 2011. We expect China's 2010 GDP growth to be +9.5 percent and to modestly slow to +9.0 percent next year, as the government gradually exits its stimulus policy, property tightening measures linger, and the shift toward a consumption-driven economy continues. See Exhibit A for our global economic forecasts. Our forecast for a modest slowdown is supported by Exhibits B and C, which illustrate that manufacturing is cooling off and OECD Composite Leading Indicators are losing momentum.

Global inflation risks have increased in emerging market economies. Most developed market economies such as the euro area and the U.S. have little-to-no inflation while Japan is facing deflation. Euro area inflation dropped slightly to +1.4 percent in June after reaching its highest level in May. The inflation pressures in China, India, and Australia may force central banks to take action and raise rates over the next twelve months. Exhibits A and D contain our inflation expectations. With respect to commodities, as investors began to realize the prospect of slowing global growth, most precious metal commodities hit yearly highs in the second quarter. Gold hit an all-time high, exceeding $1,250 per ounce. Most other commodities, including grains, energy-related, and food were flat or down. Specifically, oil traded lower during the quarter, down -13 percent from the mid-quarter high, as slowing global growth and lower demand expectations weighed on prices.

As a result of stronger economic growth and inflation risks, several emerging market countries either continued or began to raise interest rates this year. The People's Bank of China increased the Reserve Requirement Ratio by +50 basis points to 17 percent for large depository institutions, the third increase this year. The Reserve Bank of Australia also increased rates +50 basis points (+150 basis points over the last nine months) to 4.5 percent. India raised their repo rate +25 basis points to 5.5 percent on July 2nd, their third increase in 2010. Additionally on July 9th, The Bank of Korea raised its benchmark interest rate by +25 basis points to 2.25 percent, in a move to tame growing inflationary pressures and curb rising household credit. That said, in developed nations, we don't expect the U.S. Federal Reserve, European Central Bank, Bank of England, or Bank of Japan to adjust rates in 2010 from their current low levels of 0 to 0.25 percent, 1.0 percent, 0.5 percent, and 0.1 percent, respectively. There are, however, select European countries, such as Norway and Sweden, that have raised rates this year as their economies are stronger and their currencies are not tied to the euro. Exhibits E and F highlight the countries with higher risk for increasing interest rates.

The appreciation of the U.S. dollar continued in the second quarter against all European countries. The euro was the weakest, depreciating -9.5 percent against the U.S. dollar, while the British pound and Swiss franc held up much better, depreciating only -1.4 percent and -2.4 percent, respectively. Concerns surrounding the debt situation, austerity measures, and lower growth profile over the next 18 months weighed heavily on the region, additionally the perception of the U.S. dollar as a safe haven contributed to its strength. In Asia, the U.S. dollar was strong relative to some countries, but not nearly to the same magnitude as the European region. Investors also viewed Japan as a safe haven and the Japanese yen actually appreciated +5.6 percent versus the U.S. dollar for the second quarter. The People's Bank of China's pledged they would make the Renminbi exchange rate more flexible against the U.S. dollar; however, we expect only modest flexibility. A shift back to pre-crisis Renminbi flexibility should help contain inflationary pressures in the short run and rebalance the Chinese economy over the long run (away from export-driven growth and toward consumption-driven growth). Our 2010 year-end forecasts for the euro and the British pound are $1.20 and $1.50, respectively. We expect the U.S. dollar to remain strong for the remainder of this year as the U.S. is considered a safe haven and concerns over Europe cause these markets to lag. In Japan, we expect the yen will depreciate to ¥92 by year-end, given weak economic growth, low interest rates, and deflationary concerns. We believe the commodity-exposed currencies such as the Australian dollar and Canadian dollar, may outperform the U.S. dollar in the intermediate term. See Exhibits A, G, and H for our currency forecast and recent currency performance.

Global equity market valuations are reasonable compared to historical averages. As seen in Exhibit I, the global prospective price-earnings multiple 12.1 times, compared to the average of 16.4 times. Exhibit J breaks this down on a regional basis. As can be seen, European markets are quite attractive on a forward price-earnings multiple basis, with the UK and Europe ex-UK trading at 10.5 times and 9.2 times, respectively, relative to their historical averages of 14.5 times and 12.9 times, respectively. The UK and Europe ex-UK are also trading at a discount to the current world average of 11.3 times. Japan remains the least expensive relative to its post-1990 average with a current price-earnings multiple of 14.4 times. On an EV/EBITDA basis, Japan is trading at the largest discount to its post-1990 average at 8.0 times versus 9.8 times. While Asia ex-Japan typically trades at a premium, the recent sell off in the region has created a -2.3 percent discount to its historical average, at 8.5 times versus 8.7 times. Free cash flow yields remain attractive on a world basis at 5.4 percent.

INVESTMENT STRATEGY

With the exception of Denmark, all European equity markets were down in local currency in the second quarter. The euro weakness exacerbated the negative performance with virtually every market down in excess of -10 percent. Performance was much more respectable in emerging Asia as those markets outperformed the rest of the world. With the exception of China, Taiwan was the worst performing market, down -8.5 percent while Indonesia and the Philippines, which did well on lower export risk to Europe, were up +5.3 percent and +4.0 percent, respectively, in U.S. dollar terms. China's Shanghai A-Share Index was down -26.4 percent year-to-date but doesn't represent China's strong economic growth. The Shanghai market is mostly a retail trading market, with short-term holding periods, driven by momentum and liquidity. The Hong Kong Hang Seng Index, down -8.4 percent in the first half of 2010, is more relevant for our investments. Performance in Latin America was mixed with Chile finishing up +2.3 percent and Brazil depreciating -14.3 percent. While we expect earnings to continue to surprise on the upside and drive stock price appreciation, we don't believe the key driver, cost cutting, is sustainable. For Europe, earnings should accelerate between +15 and +25 percent in 2010, versus -15 percent in 2009. Asia ex-Japan earnings should increase in excess of +20 percent this year, from +3 percent last year. Latin American earnings growth should be greater than +30 percent in 2010, versus -35 percent in 2009.

In the developed international equity markets, all industries ended lower for the second quarter. The defensive sector of consumer staples was the top performer, followed by the consumer services, pharmaceutical, and software industries. The energy and financial sectors were among the worst performers followed by the semiconductor and technology hardware industries. We are maintaining a diversified, high quality portfolio, focused on companies with dominant market share, high sales and earnings growth, operating margin leverage, free cash flow, and healthy balance sheets. We remain underweight financials, given the heightened financial risk, particularly in Europe. In developed markets, we are modestly overweight the defensive/less economically sensitive sectors of consumer staples and technology.

In the international portfolio, we are maintaining a modest underweight in Europe versus the MSCI EAFE Index (Benchmark). Within Europe, we maintain a diversified portfolio with exposure to emerging markets, global exporters, and domestic consumption stocks. In Japan, there is no change in our strategy from earlier quarters and we remain meaningfully underweight the Benchmark. We continue to own a diversified Japan portfolio of globally dominant export companies, domestic consumption plays, and restructuring opportunities. We are significantly overweight Asia ex-Japan versus the Benchmark due to emerging markets. We like the materials-exposed stocks in Australia as they will benefit from China's infrastructure build out. We believe emerging economies, which represent about one-third of the global economy, will be the engine of growth for the global economy. See Exhibit K for our international portfolio country allocation.

Similar to developed markets, emerging market performance was led by the defensive consumer staples sector. The Asian automobile manufacturers also performed well as consumers in China, India, Korea, and the U.S. continue to purchase vehicles. Energy was the weakest sector followed by the media and materials industries. We remain overweight the consumer discretionary, consumer staples, and technology sectors. We are positive on China consumption-related investments, as policy makers try to balance the export-oriented economic structure, toward more consumption. We remain underweight Chinese banks, because of concerns about asset quality and upcoming capital issuances. We like the domestic consumer theme in Asia of young populations and high savings rates, which leads to our overweight in the region at the expense of Eastern Europe. Similar to developed markets, we focus on dominant companies in their respective countries along with high sales and earnings growth. See Exhibit L for our emerging markets country allocation.

KEY HIGHLIGHT TOPICS IN EUROPE

Stalled European Economic Recovery – Austerity Measures, Elevated Debt, and Slower Growth

- As noted earlier, we expect modest GDP growth and inflation for Europe in 2010 and 2011. As seen in Exhibit M, business conditions appear to be improving as industrial production and exports are trending up. Euro area industrial production rose +0.8 percent month-over-month in April, the third consecutive month, led by Germany.
- The ZEW Economic Sentiment indicator for the Euro area and Germany plunged sharply in June, suggesting future weakness, as seen in Exhibit M.
- Also illustrated in Exhibit M, consumers continue to be weak with unemployment and labor costs at elevated levels. The euro area unemployment rate rose to its highest level in almost 12 years in April. Retail sales, although recovering, are still in negative territory, consumer spending is weak, and the savings rate is high.
- The European sovereign debt crisis made significant headlines and rocked the global equity markets over the past few months. As a result, a €750 billion European Rescue package was created to bailout countries facing a liquidity crisis (see Exhibit N). While the worst has most likely occurred, we believe there will be additional headlines that will burden markets over the next few months. First, as seen in Exhibit O, European countries are implementing various austerity measures (tax increases, furloughs, salary cuts, reduced welfare benefits, etc.), which will likely result in slower growth. Secondly, we wouldn't be surprised to see additional downgrades to European sovereign debt. The most recent was Moody's Investor Service putting Spain on watch for a downgrade. Third, the bank stress tests on 70 to 120 European banks are scheduled to be released on July 23rd. While the environment is different from when the U.S. bank stress tests were done, it will still give an indication of the health of the largest European banks (see Exhibit P). While this is not a comprehensive list, all of the above will continue to weigh on European equity markets.

Political Clarity in the UK and Uncertainty in Germany

- In the UK, David Cameron, leader of Britain's conservative party won the election. Gordon Brown subsequently resigned. Shortly thereafter, Prime Minister Cameron struck a deal with the centrist Liberal Democrats in an effort to tackle the £163 billion ($245 billion) deficit. We anticipate future fiscal measures.
- As demonstrated in Exhibit M, concerns have been mounting surrounding Germany's Prime Minister Angela Merkel's support and ability to implement reform measures. Several of her Christian Democratic Union (CDU) members have resigned in the past few months, the most prominent being the President, Horst Kohler. On June 30th there was a special electoral college in Berlin that decided the next president. There were rumblings that non-party affiliated Joachim Gauck would win, however the CDU candidate, Christian Wulff, won, though only by a simple majority. Given that this election was more competitive than expected, we anticipate continued news flow and uncertainty.

KEY HIGHLIGHT TOPICS IN ASIA

Japan's Economy Sees Signs of Industrial Strength, but Still A Weak Consumer

- Japanese economic growth has been driven by industrial production and export growth. Industrial production has been strong over the past few months; however, in June it slightly declined -0.1 percent month-over-month while the inventory to shipment ratio rose sharply (see Exhibit Q). Additionally, May machinery orders slumped -9.1 percent month-over-month, the largest decline since August 2008. This implies that most of the benefit has passed and the weakening situation in Europe and strong yen are now having a negative impact. Additionally, the

recent corporate profit boost is unlikely to be sustainable as exports are now slowing.

- As illustrated in Exhibit Q, Japan employment hit a 20-year low causing people to face increased uncertainty and fear about longer-term job and career opportunities. Currently, 34 percent of the labor force consists of part-time and contract workers. Consequences of uncertain employment are leading to lack of consumption, reductions in marriages and birth rates, and increased suicides. As the country faces deflation consumers will be more reluctant to spend.

New Japanese Government Implementing Fiscal and Stimulus Measures

- The new government, under Prime Minister Naoto Kan, appears to be more fiscally focused. The government wants to keep yen government bond issuance below ¥44.3 trillion ($50 billion). This means potential cuts in government spending, continuation of low interest rates, increased taxes (income tax, especially for the wealthy and a valued-added-tax), and more use of special accounts. Unfortunately and as highlighted in Exhibit Q, Japan already has the highest corporate tax rates in the world, thus unless taxes are cut, companies will continue to be at a disadvantage relative to the rest of the world.
- Additionally, the new government appears more proactive to change for financial benefits. On July 1st, the Japanese government relaxed its visa regulations for Chinese tourists, as illustrated in Exhibit Q. This could increase the size of the current pool of potential travelers by 10 times to 16 million. In the past, visas had only been distributed to wealthy Chinese. This will allow the middle class Chinese to visit Japan.

China's GDP Growth is Moderating – No Hard Landing

- Even though China's economy grew +11.9 percent year-over-year in the first quarter, driven by investment and low base, recent data shows a potential slowdown. As seen in Exhibit R, the manufacturing Purchasing Managers' Index declined to 52.1 in June from 53.9 in May. In addition, industrial production and urban fixed asset investment slowed in May.
- As Exhibit R illustrates, retail sales growth and export/import trade figures remain strong. Retail sales increased +18.7 percent year-over-year in May, on improved employment and consumer sentiment. Exports surged +48.5 percent year-over-year and imports rose +48.3 percent, suggesting that the economic problems in Europe, China's largest export market, have thus far had minimal impact.
- Stronger than expected tightening measures in the property market have raised investor concerns of a sharp slowdown in housing construction. However, significantly increased housing land supplies (+135 percent year-over-year), and the government's intention to substantially increase the construction of subsidized housing, suggest the upcoming slowdown in housing construction may not be as severe as many feared. Residential property Fixed Asset Investment remains strong thus far, rising +43.5 percent year-over-year in May, from +38.5 percent in April.
- China's inflation rose +3.1 percent year-over-year in May, above the 3 percent target set by the government for this year. Inflation is expected to peak in the third quarter and then decline as demand slows both at home and abroad. Workers' recent wage increases shouldn't materially affect inflation, as labor costs still represent a small portion of total costs.
- China continues to diversify its purchase of government bonds around the world. Year-to-date through May, China purchased ¥1,276 billion ($14.5 billion) of Japanese government bonds. This is more than five times the full-year record of ¥253.8 billion set in 2005 (see Exhibit R).

China and Taiwan Finally Sign ECFA

- On June 29th, China and Taiwan signed the long waited Economic Cooperation Framework Agreement (ECFA). China will cut import tariffs across 539 products and services worth $13.84 billion in trade. The Washington-based Peterson Institute

for International Economics estimates ECFA could add a net +5.3 percent to Taiwan's economy by 2020.

Economic Growth Robust in Other Asian Countries

- The economies of Hong Kong and India grew in excess of +8 percent year-over-year in the first quarter while South Korea grew nearly +8 percent, driven by private consumption, investment, and exports. We believe this strong economic momentum should continue. Hong Kong's May retail sales by value were up +19.7 percent year-over-year and by volume up +16.2 percent. The unemployment rate of +4.6 percent in May remains relatively low. In South Korea, June exports were up +32.4 percent year-over-year and imports increased +36.9 percent. India's April industrial production rose +17.6 percent year-over-year, however, inflation remains a concern with its wholesale price index up +10.2 percent year-over-year in May.

Australia gets a New Prime Minister

- Australia's Labor Party elected Julia Gillard as Prime Minister, following Kevin Rudd's ouster because of a proposal to increase the tax on Australia's mining companies, and an earlier move to shelve a campaign promise for a carbon-emissions-trading plan. Ms. Gillard is viewed as a consensus politician who will work with her peers and hopefully secure a second term for the Labor Party in the upcoming election.

KEY HIGHLIGHT TOPICS IN LATIN AMERICA

Brazil Strong Economic Growth – Higher Interest Rates

- Brazil's first quarter 2010 GDP increased +9.0 percent year-over-year and +2.7 percent quarter-over-quarter, the strongest since the first quarter 2004, led by consumption and investments. Inflation concerns have risen (over +5.5 percent in 2010) and Brazil's central bank has increased interest rates +250 basis points to 10.25 percent during the second quarter. Brazil is working to balance its robust domestic economy with China's demand for raw materials.

EXHIBIT A

GLOBAL ECONOMIC ASSUMPTIONS
2010 GDP RECOVERY AND MODEST INFLATION

	GDP GROWTH				INFLATION			
				2009-2013				2009-2013
	2009A	2010E	2011E	(5 Yr CAGR)	2009A	2010E	2011E	(5 Yr AVG)
Global Economy	**(1.0)%**	**3.0%**	**2.7%**	**2.0%**	**1.1%**	**2.2%**	**2.1%**	**1.9%**
United States	(2.4)	2.8	2.7	1.6	(0.3)	2.0	2.4	1.8
Euro Area	(4.0)	1.2	1.0	0.1	0.3	1.3	1.0	0.9
United Kingdom	(5.0)	1.5	1.5	0.2	2.2	2.5	2.5	2.4
Japan	(5.2)	2.0	1.0	(0.1)	(1.3)	(1.0)	(1.0)	(1.1)
Asia Ex Japan	5.5	8.0	7.5	7.2	1.8	4.0	3.5	3.3
Latin America	(2.0)	3.8	3.5	2.4	6.3	6.5	6.5	6.5

10-YEAR BOND YIELDS

	2008	2009	2010		
	12/31A	12/31A	3/31A	6/30A	12/31E
United States	2.2%	3.8%	3.8%	2.9%	3.5%
Euro (Germany)	2.9	3.4	3.1	2.6	3.0
Japan	1.2	1.3	1.4	1.1	1.5
United Kingdom	3.0	4.0	3.9	3.4	4.0

EXCHANGE RATES

	2008	2009	2010		
	12/31A	12/31A	3/31A	6/30A	12/31E
Euro ($/€)	1.40	1.43	1.35	1.22	1.20
Japan (¥/$)	91	93	93	88	92
UK ($/£)	1.46	1.62	1.49	1.49	1.50

SOURCE: BLOOMBERG, MORGAN STANLEY, BANK OF AMERICA MERRILL LYNCH, AND SIT INVESTMENT ASSOCIATES, INC., JULY 12, 2010

Exhibit B

Manufacturing Expansion Losing Steam


Indexes of economic activity in the manufacturing sector
Greece Up 0.4
South Africa Down 2.7
China Down 1.8
Brazil Up 0.3
Australia Down 3.4
Euro zone Down 0.2
India Down 1.7
U.K. Down 0.5
Germany Unchanged
U.S. manufacturing subindexes
Prices Down 20.5
Employment Down 2.0
New orders Down 7.2
Exports Down 6.0
CONTRACT EXPAND
Sources: Markit, South Africa's Bureau for Economic Research; China's National Bureau of Statistics, Australian Industry Group/PricewaterhouseCoopers and NTC Economics via Thomson Reuters; Institute for Supply Management

Source: The Wall Street Journal, July 2, 2010

Exhibit C

OECD Composite Leading Indicators Losing Momentum

OECD Area


110
105
100
95
90
85
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Euro Area


110
105
100
95
90
85
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Japan


110
105
100
95
90
85
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

China


110
105
100
95
90
85
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Source: OECD Composite Leading Indicators, July 9, 2010

Exhibit D

Modest Inflation in 2010

The United Kingdom


U.K. CPI Y/Y %
May 3.4%
8
6
4
2
0
1992
1995
1998
2001
2004
2007
2010

Euro Area


EUROZONE CPI Y/Y %
May 1.6%
5
4
3
2
1
0
-1
1992
1995
1998
2001
2004
2007
2010

Japan


JAPAN CPI Y/Y %
May -0.9%
20
15
10
5
0
-5
1975
1980
1985
1990
1995
2000
2005
2010

China


CHINA CPI Y/Y %
May 3.0%
30
25
20
15
10
5
0
-5
1992
1995
1998
2001
2004
2007
2010

Source: ISI Group, July 9, 2010

Exhibit E

Global Rates



Global Rates
As the world-wide economy slowly heals from the Great Recession, central banks take different paths to recovery. Most countries remain in an easing cycle with low interest rates, but some are seeking to tighten policy. (Last updated: July 1, 2010)
July 2010
2004
2005
2006
2007
2008
2009
2010
Norway – 2.00%
Canada – 0.50%
Sweden – 0.50%
India – 5.25%
Israel – 1.50%
Taiwan – 1.38%
Malaysia – 2.5%
Cutting rates
On hold amid cuts
Raising rates
On hold amid increases
Peru – 1.75%
Brazil – 10.25%
GDP, in trillions
$10
5
1
Australia – 4.5%
New Zealand – 2.75%
Source: WSJ Research, Thomson Reuters, IMF. Note: GDP based on 2008 figures in U.S. dollars

Source: The Wall Street Journal, July 1, 2010

Exhibit F

Countries with High GDP and CPI Growth are most likely to Raise Rates

Countries With High GDP and CPI Growth Are Most Likely To Raise Rates

	Real GDP	CPI
India	8.6	13.3
Argentina	6.8	10.7
Turkey	6.0	9.1
Russia	2.9	6.0
Saudi Arabia	0.6	5.4
Brazil	9.0	5.2
South Africa	1.6	4.8
Indonesia	5.7	4.2
Mexico	4.3	3.9
United Kingdom	-0.2	3.4

	Real GDP	CPI
China	11.9	3.1
Australia	2.7	2.9
South Korea	8.1	2.7
United States	2.5	2.0
Canada	3.1	1.8
Eurozone	0.6	1.6
France	1.2	1.6
Italy	0.5	1.4
Germany	1.6	1.2
Japan	4.6	-1.2

Source: Wolfe Trahan Research, June 21, 2010

Exhibit G

International Market Performance
Negative Performance so far in 2010

ASIA PACIFIC REGION	2nd Quarter 2010 Market % Chg US$	2nd Quarter 2010 Market % Chg Local	2nd Quarter 2010 Currency % Chg	Year-to-date 6/30/10 Market % Chg US$	Year-to-date 6/30/10 Market % Chg Local	Year-to-date 6/30/10 Currency % Chg
Australia (ASX)	(18.7)	(11.6)	(8.0)	(16.8)	(11.4)	(6.1)
Hong Kong (HSI)	(5.5)	(5.2)	(0.3)	(8.4)	(8.0)	(0.4)
Japan (NIK 225)	(10.7)	(15.4)	5.6	(6.4)	(11.0)	5.2
New Zealand (NZX 50)	(10.1)	(7.2)	(3.1)	(12.6)	(7.5)	(5.5)
Singapore (STI)	(1.7)	(1.8)	0.1	(1.6)	(2.1)	0.6
China (SHGH A)	(22.4)	(22.9)	0.7	(26.4)	(26.9)	0.7
India (BSE 100)	(1.9)	1.5	(3.3)	2.5	2.3	0.2
Indonesia (JSX)	5.3	4.9	0.4	19.2	15.0	3.6
Korea (KOSPI)	(7.1)	0.3	(7.4)	(3.8)	0.9	(4.7)
Malaysia (KLSE)	0.3	(0.5)	0.8	9.2	3.2	5.8
Philippines (PSE)	4.0	6.7	(2.5)	10.2	10.5	(0.3)
Taiwan (TAIEX)	(8.5)	(7.5)	(1.2)	(10.9)	(10.5)	(0.5)
Thailand (SET)	1.0	1.2	(0.2)	11.7	8.5	2.9

LATIN AMERICA	2nd Quarter 2010 Market % Chg US$	2nd Quarter 2010 Market % Chg Local	2nd Quarter 2010 Currency % Chg	Year-to-date 6/30/10 Market % Chg US$	Year-to-date 6/30/10 Market % Chg Local	Year-to-date 6/30/10 Currency % Chg
Argentina (MERVAL)	(9.3)	(7.9)	(1.4)	(9.0)	(5.8)	(3.4)
Brazil (IBOV)	(14.3)	(13.4)	(1.0)	(14.1)	(11.2)	(3.3)
Chile (IPSA)	2.3	6.8	(4.2)	4.9	13.3	(7.4)
Mexico (IPC)	(10.4)	(6.3)	(4.3)	(1.7)	(3.0)	1.3
Peru (BVL)	(7.1)	(7.6)	0.5	0.9	(1.3)	2.2

AFRICA/MIDDLE EAST	2nd Quarter 2010 Market % Chg US$	2nd Quarter 2010 Market % Chg Local	2nd Quarter 2010 Currency % Chg	Year-to-date 6/30/10 Market % Chg US$	Year-to-date 6/30/10 Market % Chg Local	Year-to-date 6/30/10 Currency % Chg
Israel (TA-100)	(17.9)	(13.7)	(4.8)	(7.0)	(4.7)	(2.4)
Morocco (MADEX)	(4.8)	3.3	(7.8)	(0.4)	13.4	(12.2)
Pakistan (KSE 100)	(6.1)	(4.5)	(1.7)	2.1	3.6	(1.4)
South Africa (FTSE-JSE)	(12.5)	(8.7)	(4.2)	(8.8)	(5.1)	(3.9)

EUROPE	2nd Quarter 2010 Market % Chg US$	2nd Quarter 2010 Market % Chg Local	2nd Quarter 2010 Currency % Chg	Year-to-date 6/30/10 Market % Chg US$	Year-to-date 6/30/10 Market % Chg Local	Year-to-date 6/30/10 Currency % Chg
Austria (ATX)	(21.7)	(13.5)	(9.5)	(22.0)	(8.7)	(14.6)
Belgium (BEL 20)	(18.4)	(9.9)	(9.5)	(18.9)	(5.0)	(14.6)
Finland (OMXH)	(22.5)	(14.3)	(9.5)	(17.3)	(3.2)	(14.6)
France (CAC 40)	(21.6)	(13.4)	(9.5)	(25.3)	(12.5)	(14.6)
Germany (DAX)	(12.2)	(3.1)	(9.5)	(14.5)	0.1	(14.6)
Greece (ATHEX)	(37.2)	(30.6)	(9.5)	(44.2)	(34.7)	(14.6)
Ireland (ISEQ)	(18.0)	(9.4)	(9.5)	(17.4)	(3.2)	(14.6)
Italy (S&P/MIB)	(23.5)	(15.5)	(9.5)	(29.1)	(16.9)	(14.6)
Netherlands (AEX)	(16.7)	(8.0)	(9.5)	(19.3)	(5.5)	(14.6)
Portugal (PSI)	(21.1)	(12.8)	(9.5)	(28.7)	(16.5)	(14.6)
Spain (IBEX 35)	(22.9)	(14.8)	(9.5)	(33.8)	(22.4)	(14.6)
Denmark (OMXC 20)	(7.2)	2.6	(9.5)	(0.5)	16.7	(14.7)
Norway (OSE)	(20.2)	(12.6)	(8.7)	(21.6)	(11.8)	(11.2)
Sweden (OMXS A-S)	(10.8)	(3.5)	(7.5)	(4.1)	4.5	(8.2)
Switzerland (SMI)	(13.0)	(10.8)	(2.4)	(10.3)	(6.4)	(4.1)
United Kingdom (FTSE)	(14.6)	(13.4)	(1.4)	(15.8)	(9.2)	(7.4)
Czech Rep (PX)	(17.4)	(7.8)	(10.4)	(13.3)	(1.2)	(12.2)
Poland (WIG)	(21.6)	(7.2)	(15.5)	(16.5)	(1.5)	(15.3)
Turkey (ISE100)	(6.7)	(3.0)	(3.9)	(1.7)	3.8	(5.3)
Russia (RTS)	(14.8)	(14.8)	(5.8)	(7.3)	(7.3)	(2.9)

NORTH AMERICA	2nd Quarter 2010 Market % Chg US$	2nd Quarter 2010 Market % Chg Local	2nd Quarter 2010 Currency % Chg	Year-to-date 6/30/10 Market % Chg US$	Year-to-date 6/30/10 Market % Chg Local	Year-to-date 6/30/10 Currency % Chg
Dow Jones Industrial Avg	(10.0)	(10.0)		(6.3)	(6.3)	
S&P 500	(11.9)	(11.9)		(7.6)	(7.6)	
NASDAQ	(12.0)	(12.0)		(7.0)	(7.0)	
Canada (TSE)	(10.4)	(6.2)	(4.5)	(5.1)	(3.8)	(1.3)

Source: FactSet Research Systems, June 30, 2010

Exhibit H

A Mixed U.S. Dollar



Exchange Rate
U.S. Dollar per Euro
Daily: Jun 30, 2009 - Jun 30, 2010
High: 1.5093
Low: 1.1930
Last: 1.2249
$ Strong
1.5000
1.4500
1.4000
1.3500
1.3000
1.2500
1.2000
Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun



Exchange Rate
Japanese Yen per U.S. Dollar
Daily: Jun 30, 2009 - Jun 30, 2010
High: 97.4
Low: 86.1
Last: 88.5
$ Weak
98.0
96.0
94.0
92.0
90.0
88.0
86.0
Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun



Exchange Rate
U.S. Dollar per British Pounds
Daily: Jun 30, 2009 - Jun 30, 2010
High: 1.6965
Low: 1.4304
Last: 1.4961
$ Weak
1.7000
1.6500
1.6000
1.5500
1.5000
1.4500
Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun



Exchange Rate
U.S. Dollar per Australian Dollar
Daily: Jun 30, 2009 - Jun 30, 2010
High: 0.9370
Low: 0.7769
Last: 0.8447
$ Strong
0.9400
0.9200
0.9000
0.8800
0.8600
0.8400
0.8200
0.8000
0.7800
Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun

Source: FactSet Research Systems, June 30, 2010

Exhibit I

Global Valuations are Cheap



Global prospective PE
Prospective PE
28
26
24
22
20
18
16
14
12
10
8
+1 STD
Average
-1 STD
16.4
12.1
88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10

Source: Merrill Lynch Global Quantitative Strategy, MSCI, IBES

Source: Bank of America / Merrill Lynch, June 18, 2010

Exhibit J

Global Equity Valuations

12-Month Forward P/E Ratio

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	11.6	10.5	9.2	14.4	12.5	11.3
Post 1990 Average	16.5	14.5	12.9	34.1	14.0	16.8
Discount/Premium	*-29.7%*	*-27.6%*	*-28.7%*	*-57.8%*	*-10.7%*	*-32.7%*

Enterprise Value/EBITDA (ex Financials)

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	8.1	7.2	6.7	8.0	8.5	7.6
Post 1990 Average	9.8	6.8	7.7	9.8	8.7	8.8
Discount/Premium	*-17.3%*	*5.9%*	*-13.0%*	*-18.4%*	*-2.3%*	*-13.6%*

Free Cash Flow Yield *

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	6.3	7.5	4.7	-0.1	3.0	5.4
Post 1990 Average	3.8	3.2	3.5	0.0	3.5	2.9
Discount/Premium	*65.8%*	*134.4%*	*34.3%*	*NM*	*-14.3%*	*86.2%*

* As of April 30, 2010

Source: Nomura International plc, Europe, July 2, 2010

Exhibit K

Sit EAFE+ Representative Portfolio
Country Allocation

Asia Pacific

	Portfolio Weights 6/30/2010 ACTUAL [1]	9/30/2010 TARGET	MSCI EAFE [2]
Australia	8.2 %	8.0 %	9.5 %
Hong Kong	6.0	6.0	5.0
Japan	15.0	16.5	23.3
New Zealand	0.0	0.0	0.1
Singapore	0.0	0.0	1.7
China	3.2 %	3.0 %	0.0 %
India	1.1	1.0	0.0
South Korea	1.0	1.0	0.0
Taiwan	0.7	1.0	0.0
Thailand	0.0	0.0	0.0
TOTAL	35.2 %	36.5 %	39.5 %
Asia ex-Japan	20.2 %	20.0 %	16.2 %

Europe

	Portfolio Weights 6/30/2010 ACTUAL [1]	9/30/2010 TARGET	MSCI EAFE [2]
Austria	0.0 %	0.0	0.3 %
Belgium	0.0	0.0	0.9
Finland	0.0	0.0	1.0
France	6.9	7.0	9.9
Germany	6.2	6.0	7.8
Greece	0.0	0.0	0.3
Ireland	0.8	0.5	0.3
Italy	1.9	2.0	2.9
Netherlands	3.1	3.0	3.7
Portugal	0.0	0.0	0.3
Spain	4.8	4.5	3.5
Czech Republic	0.0 %	0.0	0.0 %
Denmark	0.7	0.5	1.0
Luxembourg	1.0	1.0	0.0
Norway	0.0	0.0	0.7
Poland	1.2	1.0	0.0
Sweden	1.3	1.5	2.9
Switzerland	11.2	11.0	8.0
Great Britain	12.7	13.0	16.2
TOTAL	51.9 %	51.0 %	59.7 %
Euroland	23.8 %	23.0 %	30.8 %

Others

	Portfolio Weights 6/30/2010 ACTUAL [1]	9/30/2010 TARGET	MSCI EAFE [2]
Argentina	0.0 %	0.0 %	0.0 %
Brazil	1.7	1.5	0.0
Bermuda	0.9	1.0	0.0
Chile	0.6	0.5	0.0
Mexico	0.8	1.0	0.0
Israel	1.3	1.0	0.9
South Africa (	0.5	0.5	0.0
Canada	6.2	6.0	0.0
United States	0.2	0.0	0.0
TOTAL	12.3 %	11.5 %	0.9 %

Cash and Total

	Portfolio Weights 6/30/2010 ACTUAL [1]	9/30/2010 TARGET	MSCI EAFE [2]
CASH	0.9 %	%	0.0 %
EQUITY	99.2	99.0	100.0
TOTAL	100.0 %	99.0 %	100.0 %

1 Based on Representative Client Portfolio

2 Morgan Stanley Capital International – June 30, 2010

Source: Sit Investment Associates, July 6, 2010

Exhibit L

Sit Emerging Markets Representative Portfolio
Country Allocation

Asia Pacific

	Portfolio Weights 6/30/2010 ACTUAL[1]	Portfolio Weights 9/30/2010 TARGET	MSCI Emerg. Mkts[2]
Australia	6.1 %	6.0 %	0.0 %
China	19.1	19.0	16.8
Hong Kong	4.3	4.5	2.3
Singapore	0.5	0.5	0.0
India	5.5 %	5.5 %	8.4 %
Indonesia	1.9		2.4
Malaysia	0.0	2.0	2.9
Morocco	0.0	0.0	0.2
Pakistan	0.0	0.0	0.0
Philippines	1.8	2.0	0.5
South Korea	9.9	10.0	13.6
Taiwan	7.4	7.5	10.9
Thailand	1.1	1.0	1.5
TOTAL	57.6 %	58.0 %	59.5 %

Others

	Portfolio Weights 6/30/2010 ACTUAL[1]	Portfolio Weights 9/30/2010 TARGET	MSCI Emerg. Mkts[2]
Argentina	0.0 %	0.0 %	0.0 %
Brazil	16.0	16.0	15.4
Chile	1.0	1.0	1.5
Colombia	0.0	0.0	0.8
Mexico	4.6	4.5	4.4
Peru	1.8	2.0	0.6
Venezuela	0.0	0.0	0.0
Egypt	0.0 %	0.0 %	0.5 %
Israel	3.3	3.5	0.0
South Africa	4.8	5.0	7.2
Jordan	0.0	0.0	0.0
United States	0.0 %	0.0 %	0.0 %
TOTAL	31.5 %	32.0 %	30.4 %

Europe

	Portfolio Weights 6/30/2010 ACTUAL[1]	Portfolio Weights 9/30/2010 TARGET	MSCI Emerg. Mkts[2]
Austria	0.6 %	0.0 %	0.0 %
Czech Republic	0.8	1.0	0.4
Great Britain	0.9	1.0	0.0
Greece	0.0	0.0	0.0
Hungary	0.0	0.0	0.4
Luxembourg	1.2	1.5	0.0
Netherlands	0.8	0.5	0.0
Poland	1.9	2.0	1.3
Russia	3.0	3.0	6.3
Spain	0.0	0.0	0.0
Turkey	0.0	0.0	1.6
TOTAL	9.2 %	9.0 %	10.1 %

Cash and Total

	Portfolio Weights 6/30/2010 ACTUAL[1]	Portfolio Weights 9/30/2010 TARGET	MSCI Emerg. Mkts[2]
CASH	1.5 %	1.5 %	0.0 %
EQUITY	98.5	98.5	100.0
TOTAL	100.0 %	100.0 %	100.0 %

1 Based on Representative Client Portfolio

2 Morgan Stanley Capital International – June 30, 2010

Source: Sit Investment Associates, July 6, 2010

Exhibit M

A Stagnant European Economy

Industrial Production Improving


Euro area and EU27 production,
total industry excluding construction
Euro area, seasonally adjusted series
Trendline
EU27, seasonally adjusted series
Trendline
110
105
100
95
90
85
2005=100

Source: Eurostat, June 14, 2010

ZEW Indicator of Economic Sentiment


ZEW Indicator of Economic Sentiment (Germany)

Source: Centre for Economic Research, June 15, 2010

Unemployment Still High


Euro area and EU27 unemployment rates
Euro area (EA16), seasonally adjusted series
EU27, seasonally adjusted series
%
10
9
8
7
6
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

Source: Eurostat, July 2, 2010

Waning Support


Recent polls show a decline in support for Merkel's coalition since the election in September.
40%
35
30
25
20
15
10
5
0
Sept. 27 election
Christian Democratic Union
Social Democratic Party
Green Party
The Left
Free Democratic Party
2009
2010
Source: Infratest Dimap polls of at least 1,000 Germans

Source: The Wall Street Journal, May 24, 2010

Exhibit N

Behind the European Bailout



The total euro-zone bailout is €750 billion, which includes €60 billion from a European Commission-run facility and €250 billion in matching funds from the IMF. Here's a look at how the remaining €440 billion will be raised and put to use:
THE MARKET
Capital markets will be the source for any bailout money. The rescue vehicle will borrow directly from markets, which should be more comfortable lending to it than directly to a troubled country.
BOND
THE RESCUE VEHICLE
The 'special-purpose vehicle' is guaranteed by euro-zone countries. Each participates in proportion to its share in the European Central Bank, a measure of economic heft.
Euro-zone countries
THE COUNTRY IN NEED OF AID
It can use the funding to refinance its debt or pay bills. It will have to repay the rescue vehicle at a variable rate that currently is around 5%.
If the whole €440 billion were raised, here's how much each country would have to guarantee, assuming Greece isn't one of the guarantors:
IN BILLIONS OF EUROS
Malta 0.4
Cyprus 0.9
Luxembourg 1.1
Slovenia 2.1
Slovakia 4.5
Ireland 7.2
Finland 8.1
Portugal 11.4
Austria 12.6
Belgium 15.7
Netherlands 25.9
Spain 53.9
Italy 81.1
France 92.3
Germany 122.9
Note: €1 billion = $1.2 billion
Source: WSJ reporting

Source: The Wall Street Journal, June 8, 2010

EXHIBIT O

EUROPEAN AUSTERITY MEASURES

THE UNITED KINGDOM

Debt and Taxes

The U.K.'s new budget aims to pare the country's debt through less spending and more tax increases than previous plans.



Receipts and expenditures as a percentage of GDP
50%
45
40
35
30
Forecast
Previous budget
Spending
June budget
Receipts from the public
Previous budget
2000
2005
2010
2016

Among key policy measures:

- **Adding £59.33 billion** in spending cuts and tax increases
- **Raising value-added tax rate** to 20% from 17.5%
- **Increasing the capital-gains tax** rate to 28% from 18% for highest earners
- **Imposing two-year** public-sector pay freeze

Source: U.K.'s Office of Budget Responsibility

CONTINENTAL EUROPE

The Euro-Zone Diet: A look at austerity measures across the Continent

Greece

- Three-year €40 billion program of measures recently enacted to secure a €110 billion rescue from the EU and International Monetary Fund
- Cuts in public-sector wages, as well as private- and public-sector pensions
- Two-percentage-point increase in the top value-added tax rate to 23%, effective July 1

Portugal

- Salary cuts of 5% for government ministers and other top state employees starting this year
- Value-added tax increase of one percentage point—to 6% for necessities, 13% for restaurants and 21% for most other goods and services
- Additional 2.5% tax for companies with profits of more than €2 million

Ireland

- €4 billion in spending cuts set in 2010 budget, as the first part of a four-year program
- Salary cuts of 5%-15% for government workers, for a savings of €1 billion from public-service payrolls
- €760 million in reductions to welfare benefits
- Curbs in child-benefit

Spain

- €15 billion program of budget cuts announced in May follows January's €50 billion austerity package
- Cuts of 5% in public-sector wages this year and a freeze on wages and pensions next year
- An end to the "baby check"—a €2,500 payment to families for every newborn child

Italy

- Two-year €24 billion program of austerity efforts
- Wage freeze for public-sector work force
- Reductions in funding to regional and local governments
- 10% cut per year in 2011 and 2012 spending by government ministries

SOURCE: THE WALL STREET JOURNAL, JUNE 23, 2010 AND MAY 28, 2010

Exhibit P

European Bank Stress Test Environment



Not Stressful Enough?
The EU has decided to publish results of new stress tests to determine how its banks would fare under adverse financial scenarios. How the scenarios used in last year's test compared with the 2009 U.S. test.
EU test scenario
U.S stress test
GDP, annual change
2009 2010
-5.2%
-2.7%
-3.3
0.5
Unemployment rate
9.6%
12.0%
8.9
10.3
Housing prices, annual change
-14%
-15%
-22
-7
40 to 40
BANKS' OUTSTANDING LENDING TO SELECTED COUNTRIES, IN BILLIONS*
Germany's exposure to:
Spain $238
Portugal 47
Greece 45
France's exposure to:
Spain 220
Greece 75
Portugal 45
U.K.'s exposure to:
Spain 114
Portugal 24
Greece 15
Note: Based on 'adverse' scenarios; *As of December 2009; Sources: CEBS; Federal Reserve; Bank for International Settlements

Source: The Wall Street Journal, June 18, 2010

Exhibit Q

Japan - Poor Business Conditions

Has the Japan Exports Recovery Peaked?



Japan: Industrial Production & Exports (%, YoY)
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
Industrial Production
Exports
1986
1989
1992
1995
1998
2001
2004
2007
2010

Source: Morgan Stanley Research, July 1, 2010

20-Year Low Employment



JAPAN EMPLOYMENT
May 62.210
66
65
64
63
62
61
60
59
20 YEARS
88
90
92
94
96
98
00
02
04
06
08
10

Source: ISI Group, June 29, 2010

Various Corporate Tax Rates



Taxing Business
Combined corporate rates for selected countries
2010 CORPORATE INCOME TAX RATE*
0
10
20
30
40%
Japan
U.S.
France
Germany
Australia
Canada
U.K.
Korea
Switzerland
Ireland
Note: Reflects top marginal rate
*Central government rate plus state/regional and local rate Source: OECD

Source: The Wall Street Journal, June 19-20, 2010

More Chinese Tourists are Heading to Japan



Chinese tourists to Japan trend
(thousand people)
7,500
6,000
4,500
3,000
1,500
0
2000
2002
2004
2006
2008
2010E
2016E
Source: JNTO, Japan Tourism Agency

Source: Bank of America / Merrill Lynch, June 18, 2010

Exhibit R

China's Economic Recovery

China's PMI Growth Moderating



China-Industrial Value Added, %YoY (LHS)
China-PMI (RHS)
30
25
20
15
10
5
0
65
60
55
50
45
40
35
30
Mar-05
Dec-05
Sep-06
Jun-07
Mar-08
Dec-08
Sep-09

Source: Morgan Stanley Research, July 1, 2010

China's Retail Sales Strong



CHINA NOMINAL RETAIL SALES
3 Mo.Avg. Y/Y %
May 23.0%
30
25
20
15
10
5
0
1996
1998
2000
2002
2004
2006
2008
2010

Source: ISI Group, July 9, 2010

China's Exports for 2009

Top 10 China Export Markets (2009)

Rank	Country	$ Billion	% of Index
1	United States	221	29.9 %
2	Hong Kong	166	22.5
3	Japan	98	13.3
4	Korea	54	7.3
5	Germany	50	6.8
6	Netherlands	37	5.0
7	U.K.	31	4.2
8	Singapore	30	4.1
9	India	30	4.0
10	France	21	2.9

Source: IHS Global Insight, ISI Calculations
dstraszheim@isigrp.com
ISI Group

Source: ISI Group, June 24, 2010

China's FOREX Reserves



Others
1%
Latest
Mar-31-10: $2447 Billion
EU
29%
U.S.
53%
UK
8%
Japan
9%
dstraszheim@isigrp.com
ISI Group

Source: ISI Group, June 21, 2010